SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934
(Amendment No.)*

RECON TECHNOLOGY, LTD
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G7415M124
(CUSIP Number)

February 2, 2024
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G7415M124

1	Name of reporting person
YESCOM VENTURE LLC

2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☒ (b)

3	SEC use only

4	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power
666,667

6 Shared Voting Power
0

7 Sole Dispositive Power
666,667

8 Shared Dispositive Power
0

9	Aggregate amount beneficially owned by each reporting person
666,667

10	Check if the aggregate amount in Row (9) excludes certain shares (See Instructions) ☐

11	Percent of class represented by amount in Row (9)
8.346%

12	Type of Reporting Person (See Instructions)

☐	Broker Dealer (BD)	☐	Bank (BK)
☐	Church Plan (CP)	☐	Corporation (CO)
☐	Employee Benefit Plan or Endowment Fund (EP)	☐	Individual (IN)
☐	Investment Adviser (IA)	☐	Insurance Company (IC)
☐	Investment Company (IV)	☐	Non-U.S. Instruction (FI)
☐	Parent Holding Company/Control Person (HC))	☐	Partnership (PN)
☐	Savings Association (SA)	☒	Other (OO)

Comment (Optional)

SCHEDULE 13G

Item 1.

(a)	Name of issuer:
Recon Technology, Ltd.

(b)	Address of issuer's principal executive offices:
Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China

Item 2.

(a)	Name of person filing:
YESCOM VENTURE LLC

(b)	Address or principal business office or, if none, residence:
5900 Balcones Drive, Suite100 Austin TX78731

(c)	Citizenship:
USA

(d)	Title of class of securities:
Class A Ordinary Shares (the Ordinary Shares)

(e)	CUSIP No.:
G7415M124

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	Not Applicable

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
☐	(e)	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
☐	(f)	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
☐	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐	(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
☐	(k)	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Please provide the following information regarding the aggregate numbers and percentage of the class of securities of the issuer identified in Item. 1 instruction. For computations regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1).

(a)	Amount beneficially owned:
666,667

(b)	Percent of class:
8.346%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
666,667

(ii)	Shared power to vote or to direct the vote:
0

(iii)	Sole power to dispose or to direct the disposition of:
666,667

(iv)	Shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of 5 Percent or Less of a Class.

☒	Not Applicable

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.

☐	Ownership of 5 Percent or less of a class

Instruction, Dissolution of a group requires a response to this item.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

☒	Not Applicable

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

☒	Not Applicable

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group.

☒	Not Applicable

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(K), so indicate under Item 3(k) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group.

☒	Not Applicable

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.	Certifications:

☐	Not Applicable

(a)	The following certification shall be included if the statement is filed pursuant to § 240.1Jd-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11240.14.,A.-11.

[Add Certification]

(b)	The following certification shall be included if the statement is filed pursuant to § 240.1Jd-1(b)(1)(ii)(J)240.13d-1(b)(1)( 1 1 )(J),or if the statement is filed pursuant to § 240.1Jd-1(b)(1)(ii)(K)240.13d-1(b)(1)( 1 1 )(K) and a member of the group is a non-U.S. institution eligible to file pursuant to § 240.1Jd-1(b)(1)(ii)(J)240.13d-1(b)(1)( 1 1 )(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to _______________________________ is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

[Add Certification]

(c)	The following certification shall be included if the statement is filed pursuant to § 240.1Jd-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11240.14.,A.-11.

[Add Certification]

Applicable Certification(s):

Material to filed as Exhibit:

Exhibit description or URL to incorporate filings by reference.

Schedule 13G: Signature

The original statement shall be signed by each person on whose behalf the statement is filed or such person ·s authorized representative. If the statement is signed on behalf of a person by such person's authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath such person's signature.

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Reporting Person/Group Name:	YESCOM VENTURE LLC

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

/s/ XIA CHEN

By (Signature)

Name: XIA CHEN Title: Manager

By (Name/Title)

November 14, 2024

Date

If you need to incorporate by reference your power of attorney, specify the information below.

Comments (Optional)